SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Amendment 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

LinkedIn Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

53578A108
(CUSIP Number)

Charles P. Coleman III c/o Tiger Global Management, LLC 101 Park Avenue, 48th Floor New York, New York 10178 (212) 984-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2012
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 53578A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Private Investment Partners V, L.P. ("PIP V")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION			Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 1,974,789
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 1,974,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			1,974,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			2.7%
14	TYPE OF REPORTING PERSON (See Instructions)			PN

CUSIP No. 53578A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global PIP Performance V, L.P. ("Performance V")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
			(a)	☐
			(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,974,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,974,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	1,974,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (See Instructions)			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.7%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 53578A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global PIP Management V, Ltd. ("Management V")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
			(a)	☐
			(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,974,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,974,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	1,974,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (See Instructions)			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.7%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 53578A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Management, LLC ("Global Management")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION			Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,001,001
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,001,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,001,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			2.7%
14	TYPE OF REPORTING PERSON (See Instructions)			OO

CUSIP No. 53578A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Charles P. Coleman III ("Coleman")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION			United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,421,981
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,421,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,421,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			3.3%
14	TYPE OF REPORTING PERSON (See Instructions)			IN

CUSIP No. 53578A108	13D

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

This amendment to Schedule 13D (the "Schedule 13D") relates to the shares of Class A Common Stock, $0.0001 par value per share (the "Class A Common Shares"), of LinkedIn Corporation, a Delaware corporation (the "Issuer") and whose principal executive offices are located at 2029 Stierlin Court, Mountain View, CA 94043.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This amendment to Schedule 13D is being filed on behalf of: (i) Tiger Global Private Investment Partners V, L.P., a Cayman Islands limited partnership ("PIP V"); (ii) Tiger Global PIP Performance V, L.P., a Cayman Islands limited partnership ("Performance V"); (iii) Tiger Global PIP Management V, Ltd., a Cayman Islands exempted company ("Management V" and together with PIP V and Performance V, the "PIP V Entities"); (iv) Tiger Global Management, LLC, a Delaware limited liability company ("Global Management", and together with the PIP V Entities, the "Tiger Global Entities"); and (v) Charles P. Coleman III ("Mr. Coleman" and together with Tiger Global Entities, the "Reporting Persons"). Mr. Coleman is a citizen of the United States.

Performance V is the general partner of PIP V. Management V is the general partner of Performance V. Global Management acts as the management company to the PIP V Entities.  PIP V is a private investment fund. Mr. Coleman is the managing member of Global Management and the director of Management V. The principal business office of the Reporting Persons is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PIP V acquired shares of preferred and common stock of the Issuer (which were later exchanged for Class B Common Shares and later converted to Class A Common Shares) in a number of secondary transactions, from December 21, 2009 to August 10, 2010, (the "PIP V Secondary Transactions") pursuant to which PIP V purchased 2,436,001 shares of preferred and common stock of the Issuer (which were later exchanged for 2,436,001 Class B Common Shares and later converted to Class A Common Shares) for an aggregate amount of $31,740,600.70.

The source of the funds for the PIP V Secondary Transactions was from working capital of PIP V. No part of the purchase price was borrowed by PIP V for the purpose of acquiring such securities.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)  Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

The percentages of ownership set forth on Row 13 of the cover page of each Reporting Person are based on 74,049,982 Class A Common Shares outstanding as of May 31, 2012.

(c)  This Amendment No. 2 to Schedule 13D is being filed to report the disposition of beneficial ownership of 1,620,947 Class A Common Shares by the Reporting Persons and their affiliates.  Details of the sales are included in Exhibit A and Exhibit B, both of which are attached hereto.

(e)   As of July 20, 2012 no Reporting Person may be deemed to beneficially own greater than 5% of the Class A Common Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A lists the trading dates, number of Common Shares purchased and sold and price per Common Share for all transactions and distributions in the Common Shares by PIP V.

Exhibit B lists the trading dates, number of Common Shares purchased and sold and price per Common Share for all transactions and distributions in the Common Shares by the other private funds managed by Global Management and its affiliates.

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2012

Tiger Global Private Investment Partners V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance V, L.P.	Signature
Its General Partner

By Tiger Global PIP Management V, Ltd.	Charles P. Coleman III
Its General Partner	Director

Tiger Global PIP Performance V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management V, Ltd.	Signature
Its General Partner
Charles P. Coleman III
Director

Tiger Global PIP Management V, Ltd.	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Director

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

Exhibit A

Transactions in the Common Shares by PIP V

Date of Transaction 7/20/2012 7/23/2012 7/24/2012 7/25/2012 7/26/2012 7/27/2012	Number of Shares Purchase/(Sold) (113,065) (43,390) (58,434) (101,276) (37,567) (107,480)	Price per Share $106.57 $102.30 $103.16 $102.40 $100.99 $101.72

Exhibit B

Transactions in Common Shares by other private funds managed by Global Management and its affiliates

Date of Transaction 6/18/2012 6/19/2012 7/19/2012 7/20/2012 7/23/2012 7/24/2012 7/25/2012 7/26/2012 7/27/2012	Number and Class of Shares Purchase/(Sold) (147,644) (573,929) (306,664) (52,662) (9,825) (13,231) (22,934) (8,507) (24,339)	Price per Share $105.45 $105.35 $108.67 $106.57 $102.30 $103.16 $102.40 $100.99 $101.72

SK 03559 0006 1309207